UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Y-MABS THERAPEUTICS, INC.

(Name of Subject Company — Issuer)

YOSEMITE MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

PERSEUS BIDCO US, INC.

(Parent of Offeror)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

984241109

(CUSIP Number of Class of Securities)

Robert Duffield

c/o Perseus BidCo US, Inc.

300 Conshohocken State Road, Suite 300

West Conshohocken, Pennsylvania 19428

United States

+1 856 981 7737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Sebastian L. Fain, Esq.

Paul K. Humphreys, Esq.

Freshfields US LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

Telephone: +1 212 277 4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2025, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on September 2, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by Yosemite Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Perseus BidCo US, Inc., a Delaware corporation (“Parent” or “SERB Pharmaceuticals”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company”), in exchange for $8.60 per Share in cash, subject to applicable withholding of taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, and which collectively constitute the “Offer”.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern Time, on September 15, 2025 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by the Depositary, that, as of the Expiration Time, a total of 39,827,138 Shares had been validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the Depositary for the Offer, as defined by Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Offer, representing approximately 87.22% of the outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the Depositary for the Offer, as defined by Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other Offer Conditions were satisfied. Promptly after the expiration of the Offer, Purchaser accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer and will promptly pay for all Shares accepted pursuant to the Offer.

Parent completed the acquisition of the Company on September 16, 2025, by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At the Merger Effective Time, Purchaser was merged with and into the Company, the separate existence of Purchaser ceased and the Company continued as the Surviving Corporation and a wholly owned subsidiary of Parent. Each Share outstanding immediately prior to the Effective Time (other than, in each case, (i) Shares held by the Company and each of its subsidiaries, collectively, or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL), was automatically converted into the right to receive the Merger Consideration, in cash, without interest and less any applicable withholding of taxes.

Following the consummation of the Merger, all Shares ceased trading prior to the open of trading on the Nasdaq Global Select Market (“Nasdaq”) on September 16, 2025 and the Shares will be delisted from Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On September 16, 2025, SERB Pharmaceuticals issued a press release announcing the expiration and results of the Offer and the completion of the acquisition of the Company. The full text of the press release is attached as Exhibit (a)(5)(v) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No	Description
(a)(5)(v)	Press Release issued by SERB Pharmaceuticals, dated September 16, 2025.*

* Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2025

PERSEUS BIDCO US, INC.

By:	/s/ Vanessa Wolfeler
Name: Vanessa Wolfeler
Title: President

YOSEMITE MERGER SUB, INC.

By:	/s/ Vanessa Wolfeler
Name: Vanessa Wolfeler
Title: President